ADDENDUM TO
                  INVESTMENT MANAGEMENT AGREEMENT

      This Addendum dated January 1, 2008, is to the Investment Management Agreement made as of May 1, 1994, as amended March 15, 2006, (the "Agreement") by and between Franklin Custodian Funds, Inc., a Maryland corporation ("Custodian Funds"), on behalf of FRANKLIN DYNATECH FUND (the "Fund"), series of the Custodian Funds, and Franklin Advisers, Inc., a California corporation, (the "Manager").


      WHEREAS, both the Manager and the Custodian Funds wish to revised the investment management fee schedule of the Agreement; and

      WHEREAS, the Board of Directors of the Custodian Funds, including a majority of the Independent Directors of the Custodian Funds present in person, approved the following addendum at a meeting on December 3, 2007.

      NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree as follows:

     A. For purposes of calculating such fee, the value of the net assets of the Fund shall be the net assets computed as of the close of business on the last business day of the month preceding the month in which the payment is being made, determined in the same manner as the Fund uses to compute the value of its net assets in connection with the determination of the net asset value of the Fund's shares, all as set forth more fully in the Fund's current prospectus and statement of additional information. The annual rate of the management fee shall be as follows:

           0.625% of the value of net assets up to and including $100 million;

           0.500% of the value of net assets over $100 million and not over $250 million;

           0.450% of the value of net assets over $250 million and not over $7.5 billion;

           0.440% of the value of net assets over $7.5 billion and not over $10 billion;

           0.430% of the value of net assets over $10 billion and not over $12.5 billion;

           0.420% of the value of net assets over $12.5 billion and not over $15 billion;

           0.400% of the value of net assets over $15 billion and not over $17.5 billion;

           0.380% of the value of net assets over $17.5 billion and not over $20 billion;

           0.360% of the value of net assets over $20 billion and not over $35 billion;

           0.355% of the value of net assets over $35 billion and not over $50 billion; and

           0.350% of the value of net assets in excess of $50 billion.

      IN WITNESS WHEREOF, this Addendum has been executed on behalf of each party as of the date set forth above.


FRANKLIN CUSTODIAN FUNDS, INC.
on behalf of Franklin Dynatech Fund


By:   /s/ KAREN L. SKIDMORE
      Karen L. Skidmore
Title:     Vice President and Secretary



FRANKLIN ADVISERS, INC.


By:  /s/ EDWARD B. JAMIESON
     Edward B. Jamieson
Title:     President and Chief Investment Officer